Time Sensitive Materials

Depositary's Notice of
Shareholders' Meeting of
Stolt-Nielsen S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:	861565109.

ADS Record Date:	September 9, 2002.

Meeting Specifics:	Extraordinary General Meeting — October 17, 2002 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on October 10, 2002.

Deposited Securities:	Common shares, no par value, of Stolt-Nielsen S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").

ADS Ratio:	1 Common Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Den norske Bank ASA, Oslo, Norway.

Deposit Agreement:	Deposit Agreement, dated as of September 9, 2002, among the Company, the Depositary and all Holders and Beneficial Holders from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on October 10, 2002.

        The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*
Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Property represented by such Holders' ADSs.